SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under The Securities Exchange Act of 1934

ARAMARK CORPORATION

(Name of Issuer)

Common Stock, Class A, $.01 Par Value Per Share

Common Stock, Class B, $.01 Par Value Per Share

(Title of Class of Securities)

Common Stock, Class A: none

Common Stock, Class B: 038521100

(CUSIP Number)

Bart J. Colli, General Counsel

ARAMARK Corporation, 1101 Market Street, Philadelphia, PA 19107

(215) 238-6846

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. None (Class A Common Stock)

                   038521100 (Class B Common Stock)

1.	Name of Reporting Persons, I.R.S. Identification No. of above persons (Entities Only) William Leonard

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

                2,458,310 shares, Class A Common Stock[1]

                2,523,310 shares, Class B Common Stock[2]

  8.    Shared Voting Power

                None

  9.    Sole Dispositive Power

                2,458,310 shares, Class A Common Stock[1]

                2,523,310 shares, Class B Common Stock[2]

10.    Shared Dispositive Power

                None

[1]	Includes 2,258,544 shares that Mr. Leonard holds jointly with his spouse and 75,000 shares held by Mr. Leonard’s spouse in her own name.

[2]	Includes 65,000 shares held by the Leonard Family Foundation, of which Mr. Leonard is the sole trustee. The remaining 2,458,310 shares are issuable upon conversion of an equal number of shares of Class A Common Stock. Upon conversion of any shares of Class A Common Stock to Class B Common Stock, beneficial ownership of Class A Common Stock will be reduced by the number of shares converted.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,458,310 shares, Class A Common Stock[1] 2,523,310 shares, Class B Common Stock[2]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 2.4% Class A Common Stock[3] 2.9% Class B Common Stock[3]

14.	Type of Reporting Person (See Instructions) IN

[3]	Based on 103,080,546 shares of Class A Common Stock and 84,196,908 shares of Class B Common Stock outstanding as of May 23, 2003.

1.	Name of Reporting Persons I.R.S. Identification No. of above persons (Entities Only) L. Frederick Sutherland

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

                2,034,173 shares, Class A Common Stock[4]

                2,094,173 shares, Class B Common Stock[5]

  8.    Shared Voting Power

                None

  9.    Sole Dispositive Power

                2,034,173 shares, Class A Common Stock[4]

                2,094,173 shares, Class B Common Stock[5]

10.    Shared Dispositive Power

                None

[4]	Includes 823,799 shares that Mr. Sutherland holds jointly with his spouse and 232,290 shares held by Mr. Sutherland’s spouse in her own name. Also includes 522,000 shares held by Bethany Partners and 206,000 shares held by Bethany Partners II, of which partnerships Mr. Sutherland serves as a general partner.

[5]	Includes 60,000 shares held by the Chatham Foundation, a charitable foundation, of which Mr. Sutherland serves as a trustee. The remaining 2,034,173 shares are issuable upon conversion of an equal number of shares of Class A Common Stock. Upon conversion of any shares of Class A Common Stock to Class B Common Stock, beneficial ownership of Class A Common Stock will be reduced by the number of shares converted.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,034,173 shares, Class A Common Stock[4] 2,094,173 shares, Class B Common Stock[5]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 2.0% Class A Common Stock[6] 2.4% Class B Common Stock[6]

14.	Type of Reporting Person (See Instructions) IN

[6]	Based on 103,080,546 shares of Class A Common Stock and 84,196,908 shares of Class B Common Stock outstanding as of May 23, 2003.

1.	Name of Reporting Persons, I.R.S. Identification No. of above person (Entities Only) Brian G. Mulvaney

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

                842,053 shares, Class A Common Stock[7]

                881,417 shares, Class B Common Stock[8]

  8.    Shared Voting Power

                None

  9.    Sole Dispositive Power

                842,053 shares, Class A Common Stock[7]

                881,417 shares, Class B Common Stock[8]

10.    Shared Dispositive Power

                None

[7]	Includes 712,053 shares that Mr. Mulvaney holds jointly with his spouse and 130,000 shares held by a Mi Sueno L.P., of which Mr. Mulvaney serves as a general partner.

[8]	Includes 39,364 shares held by the John L. Mulvaney Foundation, of which Mr. Mulvaney serves as a trustee. The remaining 842,053 shares are issuable upon conversion of an equal number of shares of Class A Common Stock. Upon conversion of any shares of Class A Common Stock to Class B Common Stock, beneficial ownership of Class A Common Stock will be reduced by the number of shares converted.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 842,053 shares, Class A Common Stock[7] 881,417 shares, Class B Common Stock[8]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Intructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 0.8% Class A Common Stock[9] 1.0% Class B Common Stock[9]

14.	Type of Reporting Person (See Instructions) IN

[9]	Based on 103,080,546 shares of Class A Common Stock and 84,196,908 shares of Class B Common Stock outstanding as of May 23, 2003.

1.	Name of Reporting Persons, I.R.S. Identification No. of above person (Entities Only) John J. Zillmer

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds PF10

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

                656,031 shares, Class A Common Stock[11]

                656,031 shares, Class B Common Stock[12]

  8.    Shared Voting Power

                None

  9.    Sole Dispositive Power

                656,031 shares, Class A Common Stock[11]

                656,031 shares, Class B Common Stock[12]

10.    Shared Dispositive Power

                None

[10]	Some of the shares of Class A Common Stock are pledged to secure the line of credit disclosed in Item 6.

[11]	Includes 63,336 shares that are issuable upon exercise of outstanding stock options or stock purchase opportunities.

[12]	Consists of 656,031 shares issuable upon conversion of an equal number of shares of Class A Common Stock (including 63,336 shares of Class A Common Stock that are issuable upon the exercise of outstanding stock options or stock purchase opportunities). Upon conversion of any shares of Class A Common Stock to Class B Common Stock, beneficial ownership of Class A Common Stock will be reduced by the number of shares converted.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 656,031 shares, Class A Common Stock[11] 656,031 shares, Class B Common Stock[12]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Intructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 0.6% Class A Common Stock[13] 0.8% Class B Common Stock[13]

14.	Type of Reporting Person (See Instructions) IN

[1][3]	Based on 103,080,546 shares of Class A Common Stock and 84,196,908 shares of Class B Common Stock outstanding as of May 23, 2003.

1.	Name of Reporting Persons, I.R.S. Identification No. of above person (Entities Only) Bart J. Colli

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

                95,467 shares, Class A Common Stock[14]

                95,467 shares, Class B Common Stock[15]

  8.    Shared Voting Power

                None

  9.    Sole Dispositive Power

                95,467 shares, Class A Common Stock[14]

                95,467 shares, Class B Common Stock[15]

10.    Shared Dispositive Power

                None

[14]	Includes 20,000 shares subject to currently exercisable stock options or stock purchase opportunities and 57,684 shares that Mr. Colli holds jointly with his spouse.

[15]	Consists of 95,467 shares issuable upon conversion of an equal number of shares of Class A Common Stock (including 20,000 shares of Class A Common Stock that are issuable upon the exercise of outstanding stock options or stock purchase opportunities). Upon conversion of any shares of Class A Common Stock to Class B Common Stock, beneficial ownership of Class A Common Stock will be reduced by the number of shares converted.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 95,467 shares, Class A Common Stock[14] 95,467 shares, Class B Common Stock[15]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Intructions)	☒

13.	Percent of Class Represented by Amount in Row (11) 0.1% Class A Common Stock[16] 0.1% Class B Common Stock[16]

14.	Type of Reporting Person (See Instructions) IN

[16]	Based on 103,080,546 shares of Class A Common Stock and 84,196,908 shares of Class B Common Stock outstanding as of May 23, 2003.

1.	Name of Reporting Persons I.R.S. Identification No. of above persons (Entities Only) James E. Ksansnak

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds PF17

5.	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

                3,068,063 shares, Class A Common Stock[18]

                3,068,063 shares, Class B Common Stock[19]

  8.    Shared Voting Power

                None

  9.    Sole Dispositive Power

                3,068,063 shares, Class A Common Stock[18]

                3,068,063 shares, Class B Common Stock[19]

10.    Shared Dispositive Power

                None

[17]	Some of the shares of Class A Common Stock are pledged to secure the line of credit and the loan disclosed in Item 6.

[18]	Includes 5,893 shares that are issuable upon exercise of outstanding stock options, 101,468 shares held by the James E. Ksansnak Charitable Remainder Unitrust and 709,088 shares held by the James E. Ksansnak Grantor Retained Annuity Trust, for which trusts Mr. Ksansnak serves as trustee, 750,114 shares held by the Ksansnak Family Limited Partnership, for which Mr. Ksnansak serves as general partner and 1,501,500 shares held by the James E. Ksansnak Irrevocable Trust dated 12/20/2000, which Mr. Ksansnak controls.

[19]	Consists of 3,068,063 shares issuable upon conversion of an equal number of shares of Class A Common Stock (including 5,893 shares of Class A Common Stock that are issuable upon the exercise of outstanding stock options). Upon conversion of any shares of Class A Common Stock to Class B Common Stock, beneficial ownership of Class A Common Stock will be reduced by the number of shares converted.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,068,063 shares, Class A Common Stock[18] 3,068,063 shares, Class B Common Stock[19]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 3.0% Class A Common Stock[20] 3.5% Class B Common Stock[20]

14.	Type of Reporting Person (See Instructions) IN

[20]	Based on 103,080,546 shares of Class A Common Stock and 84,196,908 shares of Class B Common Stock outstanding as of May 23, 2003.

1.	Name of Reporting Persons I.R.S. Identification No. of above persons (Entities Only) Leonard Family Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 65,000 shares, Class B Common Stock 8. Shared Voting Power None 9. Sole Dispositive Power 65,000 shares, Class B Common Stock 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,000 shares, Class B Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 0.08% Class B Common Stock[21]

14.	Type of Reporting Person (See Instructions) OO

[21]	Based on 103,080,546 shares of Class A Common Stock and 84,196,908 shares of Class B Common Stock outstanding as of May 23, 2003.

1.	Name of Reporting Persons I.R.S. Identification No. of above persons (Entities Only) Chatham Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 60,000 shares, Class B Common Stock 8. Shared Voting Power None 9. Sole Dispositive Power 60,000 shares, Class B Common Stock 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,000 shares, Class B Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 0.07% Class B Common Stock[22]

14.	Type of Reporting Person (See Instructions) OO

[22]	Based on 103,080,546 shares of Class A Common Stock and 84,196,908 shares of Class B Common Stock outstanding as of May 23, 2003.

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), and the Class B common stock, par value $0.01 per share (the “Class B Common Stock”), of ARAMARK Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.

The Class A Common Stock is convertible into Class B Common Stock on a one for one basis. Each Reporting Person (as defined below) is deemed to beneficially own the shares of Class B Common Stock into which his Class A Common Stock (including shares of Class A Common Stock issuable currently, or within 60 days, upon the exercise of outstanding stock options) are convertible. To the extent any shares of Class A Common Stock beneficially owned by a Reporting Person are converted into Class B Common Stock, the Reporting Person’s beneficial ownership of Class A Common Stock will be reduced by an equal number of shares.

Item 2.	Identity and Background.

(a)	This statement is being filed jointly by William Leonard, L. Frederick Sutherland, Brian G. Mulvaney, John J. Zillmer, Bart J. Colli, James E. Ksansnak, the Leonard Family Foundation and the Chatham Foundation (the foregoing, collectively, the “Reporting Persons” and each, a “Reporting Person”). Mr. Leonard is the sole trustee of the Leonard Family Foundation and Mr. Sutherland is a co-trustee of the Chatham Foundation. Information regarding the other co-trustee of the Chatham Foundation is set forth in Schedule 1 hereto.

(b)	The business address of each of the Reporting Persons is c/o ARAMARK Corporation, ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.

(c)	Mr. Leonard is President and Chief Operating Officer of the Issuer. Mr. Sutherland is Executive Vice President and Chief Financial Officer of the Issuer. Mr. Mulvaney is Executive Vice President, Human Resources and Public Affairs of the Issuer. Mr. Zillmer is Executive Vice President and President, Food and Support Services of the Issuer. Mr. Colli is Executive Vice President, General Counsel and Secretary of the Issuer. Mr. Ksansnak is a director of the Issuer. The Leonard Family Foundation and the Chatham Foundation are charitable foundations. The business address of each of the Reporting Persons is ARAMARK Corporation, ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Reporting Persons who is a natural person is a citizen of the United States of America. The Leonard Family Foundation and the Chatham Foundation are trusts organized in and governed by the laws of the Commonwealth of Pennsylvania.

Item 3.	Source and amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

On June 11, 2003, the Reporting Persons together sold 2,409,325 shares (the “Shares”) in a transaction pursuant to Rule 144 under the Securities Act of 1933. Although the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the sale of the Shares, the Reporting Persons disclaim the existence of any such “group.” In addition, each of the Reporting Persons plans to make future investment decisions with respect to his shares of Class A Common Stock and Class B Common Stock separately, unless the Reporting Persons otherwise agree at a later date. At the present time, the Reporting Persons do not plan to purchase, sell or hold Issuer securities in concert, although Mr. Leonard and Mr. Sutherland will continue to exercise voting and investment powers with respect to shares held by the Leonard Family Foundation and the Chatham Foundation, respectively. Accordingly, if a “group” were considered to have been formed at the time of the sale, any such “group” dissolved immediately after the sale. Each of the executive officers of the Issuer that participated in the sale has individually indicated to the Issuer that he does not intend to sell any further shares for the remainder of calendar 2003.

Except as noted above, the Reporting Persons have no current plans or proposals that relate to or would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The following table provides information regarding the beneficial ownership of Issuer Class A Common Stock and Class B Common Stock on the date of filing this Schedule 13D:

	Shares Beneficially Owned
	Class A Common Stock		Class B Common Stock
Name of Beneficial Owner	Shares(1)%		Shares(2)%
William Leonard(3)	2,458,310	2.4%	2,523,310	2.9%
L. Frederick Sutherland(4)	2,034,173	2.0%	2,094,173	2.4%
Brian G. Mulvaney(5)	842,053.8%		881,417	1.0%
John J. Zillmer(6)	656,031.6%		656,031.8%
Bart J. Colli(7)	96,995.1%		96,995.1%
James E. Ksansnak(8)	3,068,063	3.0%	3,068,063	3.5%
Leonard Family Foundation(9)	—	—	65,000.08%
Chatham Foundation(10)	—	—	60,000.07%
Reporting Persons as a group(11)	9,155,625	8.9%	9,319,989	10.0%

(1)	Applicable percentage of ownership is based on 103,080,546 shares of Class A Common Stock outstanding on May 23, 2003.

(2)	Applicable percentage of ownership is based on 84,196,908 shares of Class B Common Stock outstanding on May 23, 2003. Shares of Class A Common Stock are convertible into an equal number of shares of Class B Common Stock (including shares of Class A Common Stock that are issuable upon the exercise of outstanding stock options or stock purchase opportunities). Upon conversion of any shares of Class A Common Stock to Class B Common Stock, beneficial ownership of Class A Common Stock will be reduced by the number of shares converted.

(3)	The number of shares of Class A Common Stock shown in the table includes 2,258,544 shares that Mr. Leonard holds jointly with his spouse and 75,000 shares held by Mr. Leonard’s spouse in her own name. The number of shares of Class B Common Stock shown on the table includes 65,000 shares of Class B Common Stock held by the Leonard Family Foundation, of which Mr. Leonard is the sole trustee. Mr. Leonard has sole power to vote or direct the disposition of all of the shares of Class A Common stock and Class B Common Stock referenced in the table.

(4)	The number of shares of Class A Common Stock shown in the table includes 823,799 shares that Mr. Sutherland holds jointly with his spouse and 232,290 shares held by Mr. Sutherland’s spouse in her own name. The number also includes 522,000 shares held by Bethany Partners and 206,000 shares held by Bethany Partners II, of which partnerships Mr. Sutherland serves as a general partner. The number of shares of Class B Common Stock shown on the table includes 60,000 shares of Class B Common Stock held by the Chatham Foundation, of which Mr. Sutherland serves as a trustee. Mr. Sutherland has sole power to vote or direct the disposition of all of the shares of Class A Common Stock and Class B Common Stock referenced in the table.

(5)	The number of shares of Class A Common Stock shown in the table includes 712,053 shares that Mr. Mulvaney holds jointly with his spouse and 130,000 shares held by Mi Sueno L.P., of which Mr. Mulvaney serves as a general partner. The number of shares of Class B Common Stock shown in the table includes 39,364 shares of Class B Common Stock held by the John L. Mulvaney Foundation, for which Mr. Mulvaney serves as a trustee. Mr. Mulvaney has sole power to vote or direct the disposition of all of the shares of Class A Common Stock and Class B Common Stock referenced in the table.

(6)	The number of shares of Class A Common Stock shown in the table includes 63,336 shares subject to currently exercisable stock options or stock purchase opportunities. Mr. Zillmer has the sole power to vote or direct the disposition of all of the shares of Class A Common Stock and Class B Common Stock referenced in the table.

(7)	The number of shares of Class A Common Stock shown in the table includes 20,000 shares subject to currently exercisable stock options or stock purchase opportunities, 57,684 shares that Mr. Colli holds jointly with his spouse and 1,528 shares held by Mr. Colli’s son, of which Mr. Colli disclaims beneficial ownership. Mr. Colli has sole power to vote or direct the disposition of all of the shares of Class A Common Stock and Class B Common Stock referenced in the table.

(8)	The number of shares of Class A Common Stock shown in the table includes 5,893 shares subject to currently exercisable stock options, 101,468 shares held by the James E. Ksansnak Charitable Remainder Unitrust and 709,088 shares held by the James E. Ksansnak Grantor Retained Annuity Trust, of which trusts Mr. Ksansnak serves as trustee, 750,114 shares held by the Ksansnak Family Limited Partnership, of which Mr. Ksansnak serves as general partner and 1,501,500 shares held by the James E. Ksansnak Irrevocable Trust dated 12/20/2000, which Mr. Ksansnak controls. Mr. Ksansnak has sole power to vote or direct the disposition of all of the shares of Class A Common Stock and Class B Common stock referenced in the table.

(9)	The shares held by the Leonard Family Foundation also are included in Mr. Leonard’s holdings, as he serves as trustee of the Leonard Family Foundation.

(10)	The shares held by the Chatham Foundation also are included in Mr. Sutherland’s holdings, as he serves as a trustee of the Chatham Foundation.

(11)	The number of shares of Class A Common Stock shown in the table includes 89,229 shares subject to currently exercisable stock options or stock purchase opportunities. Shares underlying these options also are reflected in the number of shares of Class B Common Stock shown in the table. The Reporting Persons have sole power to vote or direct the disposition of all of the shares of Class A Common Stock and Class B Common stock referenced in the table.

(c)	During the past 60 days, the Reporting Persons have effected the following transactions in the Issuer’s Class B Common Stock.

On June 11, 2003, the Reporting Persons together sold an aggregate of 2,409,325 shares at a price of $22.33 per share in a Rule 144 transaction directly with a market maker. The aggregate number of shares includes shares sold by the Reporting Persons and their affiliates, as follows:

Name	Number of Shares Sold
William Leonard(1)	754,190
L. Frederick Sutherland(2)	650,000
Brian G. Mulvaney(3)	400,000
John J. Zillmer	157,886
Bart J. Colli(4)	49,249
James E. Ksansnak(5)	248,000
Leonard Family Foundation	100,000
Chatham Foundation	50,000

(1)	Consists of shares held by Mr. Leonard and his spouse as joint tenants.

(2)	Consists of 600,000 shares held by Mr. Sutherland and his spouse as joint tenants and 50,000 shares held by Bethany Partners II, of which Mr. Sutherland serves as a general partner.

(3)	Consists of 79,735 shares held by Mr. Mulvaney and 320,265 shares held by Mr. Mulvaney and his spouse as joint tenants.

(4)	Consists of 42,429 shares held by Mr. Colli and 6,820 shares held by Mr. Colli and his spouse as joint tenants.

(5)	Consists of 213,150 shares held by the James E. Ksansnak Irrevocable Trust dated 12/18/95, 28,250 shares held by the James E. Ksansnak Irrevocable Trust dated 12/20/2000 and 6,600 shares held by the James E. Ksansnak Charitable Remainder Unitrust.

(d)	The Banks referred to in Item 6 below have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Trust Pledged Shares and the Zillmer Pledged Shares (each as defined in Item 6 below)

that have been pledged to such Bank. The Pledged Shares (as defined in Item 6 below) represent less than 5% of the Class A Common Stock and less than 5% of the Class B Common Stock.

(e)	As noted in Item 4 above, if a “group” for purposes of Section 13(d) of the Exchange Act were considered to have been formed at the time of the sale, any such “group” dissolved immediately after the sale and no Reporting Person was the beneficial owner of more than five percent of the Issuer’s Class A Common Stock or Class B Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The James E. Ksansnak Irrevocable Trust dated 12/20/2000 (the “Trust”) has pledged 480,530 shares of the Class A Common Stock to a bank (“Bank 1”) to secure a line of credit by the Trust. Mr. Ksansnak has personally guaranteed that line of credit. In addition, the Trust has pledged 156,828 shares (together with the 480,530 shares referenced in the preceding sentence, the “Trust Pledged Shares”) of the Class A Common Stock held by the Trust to a bank (“Bank 2”) to secure borrowings by Mr. Ksansnak. The relevant agreements with Bank 1 and Bank 2 are filed as exhibits to this Schedule 13D.

John J. Zillmer has pledged 550,000 shares of the Class A Common Stock described in Item 5 above (the “Zillmer Pledged Shares” and, together with the Trust Pledged Shares, the “Pledged Shares”) to a bank (“Bank 3”) to secure borrowing by Mr. Zillmer under a line of credit. The relevant agreement between the Bank 3 and Mr. Zillmer is filed as an exhibit to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

1.	Agreement relating to joint filing of this statement.

Exhibit 1 provides as follows:

By the execution of this Schedule 13D, each of the persons signing this Schedule 13D agrees that this Schedule 13D and any amendment hereto shall be filed on behalf of each of them. The execution and filing of this Schedule 13D shall not be construed as an admission that any “group” for purposes of Section 13(d) of the Exchange Act has been formed, and each of the signatories disclaims the existence of any such “group.”

2.	Power of Attorney of Bart J. Colli.

3.	Power of Attorney of Bart J. Colli and Mary Ellen Colli.

4.	Collateral Agreement dated January 30, 2002.

5.	Guaranty dated January 30, 2002.

6.	Security Agreement dated February 20, 2002.

7.	Security Agreement dated April 16, 2003.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date: June 20, 2003

/s/ WILLIAM LEONARD
William Leonard

/s/ L. FREDERICK SUTHERLAND
L. Frederick Sutherland

/s/ BRIAN G. MULVANEY
Brian G. Mulvaney

/s/ JOHN J. ZILLMER
John J. Zillmer

/s/ BART J. COLLI
Bart J. Colli

/s/ JAMES E. KSANSNAK
James E. Ksansnak

LEONARD FAMILY FOUNDATION

By:	/s/ WILLIAM LEONARD
William Leonard, Trustee

CHATHAM FOUNDATION

/s/ L. FREDERICK SUTHERLAND
L. Frederick Sutherland, Co-Trustee

/s/ BARBARA H. SUTHERLAND
Barbara H. Sutherland, Co-Trustee

SCHEDULE 1

Information for Barbara H. Sutherland, Co-Trustee of the Chatham Foundation:

(d)	During the last five years, Ms. Sutherland has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the last five years, Ms. Sutherland has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Ms. Sutherland being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ms. Sutherland is a citizen of the United States of America.